Exhibit 4.1

AMENDMENT 1 TO RIGHTS AGREEMENT

This Amendment 1 to Rights Agreement (the “Amendment”), dated as of November 3, 2010, by and between Alliant Techsystems Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon, successor to LaSalle Bank National Association, as rights agent (the “Rights Agent”), amends the Rights Agreement, dated as of May 7, 2002, by and between the Company and the Rights Agent.  Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Rights Agreement.

WHEREAS, pursuant to Section 27, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 27.

NOW, THEREFORE, in consideration of the foregoing premise and the mutual agreements set forth in this Amendment, the parties hereto hereby agree as follows:

1.              Section 1(a) of the Rights Agreement is amended to read in its entirety as follows:

“Acquiring Person” means any Person (other than the Company or any Related Person) who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 15% or more of the then-outstanding Common Shares but shall not include a Beneficial Owner of 15% or more, but less than 20%, of the then-outstanding Common Shares provided that such Beneficial Owner is not required to report such ownership on Schedule 13D under the Exchange Act (or any comparable or successor report); provided, however, that a Person will not be deemed to have become an Acquiring Person solely as a result of a reduction in the number of Common Shares outstanding unless and until such time as (i) such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of additional Common Shares representing 1% or more of the then-outstanding Common Shares, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally, or (ii) any other Person who is the Beneficial Owner of Common Shares representing 1% or more of the then-outstanding Common Shares thereafter becomes an Affiliate or Associate of such Person. Notwithstanding the foregoing, if the Board of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a) has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

2.              This Amendment shall be effective as of the date hereof and, except as hereby amended, the Rights Agreement shall remain in full force and effect.

3.              This Amendment may be executed in two counterparts, each of which shall for all purposes be deemed to be an original, and the counterparts together shall constitute one and the same document.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the day and year first above written.

ALLIANT TECHSYSTEMS INC.

By:	/s/ Keith D. Ross
Name:	Keith D. Ross
Title:	Senior Vice President, General Counsel and Secretary

THE BANK OF NEW YORK MELLON

By:	/s/ Peter Sablich
Name:	Peter Sablich
Title:	Vice President